[VOCALTEC LOGO]


     VocalTec Expands Essentra[TM] Product Suite to Give Service Providers
       Immediate Revenue Opportunities from Next Generation VoIP Services

Versatile Product Set Allows Carriers and Service Providers to Quickly Roll Out
           Voice-over-Broadband and Long Distance VoIP Applications

FORT LEE, N.J. - July 12, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading VoIP telecom equipment provider, today announced the immediate availability of its newly expanded Essentra[TM] Product Suite, a modular set of open and highly focused VoIP products for next generation network (NGN) operators and service providers.

VocalTec's Essentra Product Suite provides global and local service providers and carriers a cost-effective means to incrementally support tailored VoIP-based service offerings with near-term revenue potential. The flexible set of products support a wide variety of applications -- including broadband VoIP access, long distance trunking, wholesale international long distance, pre-paid and post-paid calling card, transport of GSM roaming and SMS traffic, and hosted enterprise VoIP services - providing carriers immediate revenue opportunities in a broad range of markets. Products can be deployed individually, "mixed and matched," or as part of a best-of-breed network solution, giving both flexible entry points and high scalability options for service deployments. To ensure that previous investments in VoIP equipment are not compromised, VocalTec has designed the suite of products to seamlessly integrate with existing VocalTec solutions or with equipment from other vendors.

VocalTec's Essentra Product Suite leverages VocalTec's experience and expertise in deploying scores of carrier-grade VoIP networks and most notably includes the Essentra[TM] BAX broadband VoIP access platform, Essentra[TM] CX core control softswitch, Essentra[TM] EX network peering manager, and Essentra[TM] VSX SS7-enabled SIP/H.323 signaling and traffic gateway. (See related announcements today.)

Tailored Solutions for Particular Market Segments
"The expanded Essentra suite positions VocalTec to capitalize on new, high-growth market opportunities such as voice-over-broadband access and VoIP network peering and control," said Joe McGarvey, senior analyst at market research firm Current Analysis. "This expansion allows VocalTec to grow beyond its strength in the Class 4 international and national long-distance and wholesale VoIP market and approach a larger segment of small and medium-sized carriers with its broadband voice offering."

Moti Suess, Chief Operating Officer at VocalTec, said, "VocalTec's extensive experience in IP telephony applications, along with our carrier-class Essentra products, provide a compelling package for carriers looking to capitalize on VoIP applications for new service revenues and lower costs in broadband voice and Class 4 replacement. The Essentra product suite broadens VocalTec's offerings to our existing customer base and expands their market opportunities, while allowing them to leverage their current equipment investments. Essentra BAX, for example, allows service providers to address residential and SOHO/SME customers in developed markets, such as North America and parts of Europe and Asia, which already have a high rate of broadband penetration. At the same time, we will continue to leverage our strong market position in international, emerging and deregulating markets, where VoIP provides a cost-effective and quick-to-deploy solution for operators."

Enhanced Value Proposition for Next Gen Service Providers
In terms of architecture, the Essentra Product Suite is based on a clear division between the transport (media) and control (softswitch) layers. Multiple protocol support and interworking for SIP, SIP-T, Q.1912.5, MGCP, MEGACO, H.248, H.323, SS7-ISUP, PRI, and SIGTRAN enable new services, facilitate peering and minimize deployment costs. In addition, VocalTec's support for more than 60 SS7 country variants and the wide range of product offerings, covering both the control and services layers, set Essentra products apart from the competition. Since Essentra products fully integrate with the PSTN as well as supporting SIP-H.323 interworking, service providers can maintain existing revenue streams from their own installed networks or through peering partners.

Additionally, unlike many "niche" vendors, VocalTec has the experience and product capabilities, based on its carrier-proven Essentra platform, to provide an end-to-end integrated network solution, if required by the service provider. Furthermore, the Essentra Product Suite can be expanded in the future with additional modular components as required by customers.

The suite currently comprises the following products, which are available for immediate customer deployment:

o Essentra BAX - Broadband VoIP Access Platform. Essentra BAX is a SIP-based softswitch providing subscriber features and web-based management for broadband VoIP access networks.

o Essentra CX - Core Control Softswitch. Essentra CX is a flexible multi-protocol softswitch, featuring intelligent routing, control of 3rd party gateways and seamless migration of H.323 networks to NGN.

o Essentra EX - Peering Manager. Essentra EX is an edge network device enabling interconnection and peering of VoIP networks, dynamic call routing, vendor and protocol interworking, accounting and topology hiding.

o Essentra VSX - SS7-Enabled SIP or H.323 Voice Gateway. Essentra VSX is a multi-purpose VoIP gateway, providing SS7 signaling and standards-based integration with any SIP-based application server, softswitch or H.323 gatekeeper.

o Essentra OSS - Operational Support Server. Essentra OSS is a centralized, web-based system, enabling remote element management, service configuration, monitoring and provisioning for Essentra products.

o Essentra TMS - Traffic Management System. Essentra TMS is a web-based service assurance and traffic management system, supporting real-time network performance and QoS monitoring for optimized network operations.

o Essentra NRS - Network Routing Server. Essentra NRS is a centralized routing server enhancing network performance, scalability and manageability for large and distributed networks.

o Essentra RX - GSM SCCP Roaming Gateway Solution. Essentra RX is a specialized product set enabling reliable transport of SCCP messages over IP to support roaming and SMS services between GSM networks.

o Essentra SG - SS7 Signaling Gateway. Essentra SG is a scalable, standards-based SS7 signaling gateway, supporting protocol interworking for over 60 SS7 country variants.

For further product details, please visit VocalTec's website at www.vocaltec.com.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra[TM] Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


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Contacts:
Katy Brennan/Dylan Locsin                 Carmen Deville
LNS Communications                        Public and Investor Relations Manager
Public Relations for VocalTec             VocalTec CommunicationsLtd.
Tel: 617-577-9777                         Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                       (Israel) +972-9-9707885
dlocsin@LNScom.com                        carmen@vocaltec.com